Exhibit (e)

NB ASSET-BASED CREDIT FUND

DIVIDEND REINVESTMENT PLAN

The NB Asset-Based Credit Fund (the “Fund”) has adopted an “opt-out” dividend reinvestment plan or “DRIP” pursuant to which all Shareholders will have the full amount of their cash distributions reinvested in additional Shares unless a Shareholder elects otherwise. Any distributions of the Fund’s Shares pursuant to the DRIP are dependent on the continued registration of the Fund’s securities or the availability of an exemption from registration in the recipient’s home state. Participants in the DRIP are free to elect to participate or terminate participation in the DRIP within a reasonable time as specified below.

If you elect not to participate in the DRIP, you will receive any distributions the Fund declares in cash. For example, if the Fund’s Board of Trustees (the “Board”) authorizes, and the Fund declares, a distribution, then unless you have “opted-out” of the DRIP, you will have your cash distributions reinvested in additional Shares, rather than receiving the cash distributions. Shares issued pursuant to the DRIP will have the same voting rights as the Fund’s Shares acquired by subscription to the Fund.

If you wish to participate in the DRIP and receive your distribution in additional Shares, no action will be required on your part to do so. Shareholders that wish to receive their distributions in cash may do so by making a written election to not participate in the DRIP by making an election in the Fund’s subscription document or by notifying the Fund’s transfer agent in writing at the Fund at Neuberger Berman Funds, PO Box 219189, Kansas City, MO 64121-9189. Such written notice must be received by the Administrator five days prior to the record date of the distribution or the Shareholder will receive such distribution in shares through the DRIP. If Shares are held by a broker or other financial intermediary, in some circumstances a Shareholder may “opt out” of the DRIP by notifying its broker or other financial intermediary of such election. Please check with your broker or other financial intermediary for more details.

There are no selling commissions, dealer manager fees or other sales charges to you as a result of your participation in the DRIP. The Fund pays the Administrator’s fees under the DRIP. If you receive your ordinary cash distributions in the form of Shares as part of the DRIP, you generally are subject to the same U.S. federal, state and local tax consequences as you would be had you elected to receive your distributions in cash.

Your basis for determining gain or loss upon the sale of Shares received in a distribution from the Fund will be equal to the total dollar amount of the distribution payable in cash. Any Shares received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the Shares are credited to your account. The Fund reserves the right to suspend or limit at any time the ability of investors to reinvest distributions, and to require investors to receive all distributions in cash, or to limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund may determine to do so if, for example, the amount being reinvested by investors exceeds the available investment opportunities that the Adviser considers suitable for the Fund. You may terminate your account under the DRIP by notifying the transfer agent at Neuberger Berman Funds, PO Box 219189 Kansas City, MO 64121-9189.

All correspondence concerning the DRIP should be directed to the transfer agent by mail at Neuberger Berman Funds, PO Box 219189 Kansas City, MO 64121-9189, or by email to the transfer agent at nbfundsCS@sscinc.com.

The Fund may elect to make non-cash distributions to Shareholders. Such distributions are not subject to the DRIP, and all Shareholders, regardless of whether or not they are participants in the DRIP, will receive such distributions in additional Shares of the Fund.